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                                                                    EXHIBIT 12.1

                            LAM RESEARCH CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                           YEAR ENDED JUNE 30,
                                        ----------------------------------------------------------
                                          1997         1996         1995        1994        1993
                                        --------     --------     --------     -------     -------
Income (loss) before income taxes.....  $(60,859)    $216,399     $128,970     $59,506     $27,431
Fixed charges.........................    24,650       22,576       12,583       7,451       3,992
Earnings (loss).......................   (36,209)     238,975      141,553      66,957      31,423
Divided by fixed charges..............    24,650       22,576       12,583       7,451       3,992
Ratio of earnings to fixed charges....       n/a         10.6x        11.2x        9.0x        7.9x

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Note: Above noted amounts have been restated to reflect the combined results of
      Lam Research Corporation and OnTrak Systems, Inc.

Note: For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated net income (loss) before income taxes of the combined company (ii) fixed charges consist of interest expense incurred, by the combined company, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor. Earnings were not sufficient to cover fixed charges for fiscal 1997 by approximately $36 million.